
February 7, 2018

James Moylan, Jr.
Senior Vice President and Chief Financial Officer
Ciena Corporation
7035 Ridge Road
Hanover, MD 21076

>   **Re: CIENA CORP**
>   **Form 10-K for the Fiscal Year Ended October 31, 2017**
>   **Filed December 22, 2017**
>   **File No. 001-36250**

Dear Mr. Moylan:

  We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2017

(16) Short-term and Long-term Debt, page 94

1.   We note you refinanced your existing 2019 Term Loan and 2021 Term Loan ("Prior Term Loans") which amounted to approximately $500 million in the aggregate into a single term loan with an aggregate principal amount of $400 million maturing on January 30, 2022 (the "2022 Term Loan") and accounted for the transaction as a modification. Please refer to ASC 470-50-40-10 and tell us how you determined that these instruments were not substantially different.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

James Moylan, Jr.
Ciena Corporation
February 7, 2018
Page 2

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Staff Attorney at (202) 551-7951 or Larry Spirgel, Assistant Director at (202) 551-3815 with any other questions.

Division of Corporation Finance
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cc: Erik J. Lichter